UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                                (Amendment No. 6)
              ----------------------------------------------------


                          GLOBAL MOTORSPORT GROUP, INC.
                          -----------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)


                                    378937106
                                 --------------
                                 (CUSIP Number)


                     Wolf, Block, Schorr and Solis-Cohen LLP
                              111 South 15th Street
                             Philadelphia, PA 19102
                     Attention: Herbert Henryson II, Esquire
                                 (215) 977-2556
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 2, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

        Golden Cycle, LLC hereby amends its Schedule 13D (the "Schedule 13D") relating to the Common Stock, par value $0.001 per share, of Global Motorsport Group, Inc. to add the following information. All capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction.

        Item 4 is hereby amended to add the following:

         On November 2, 1998, the Reporting Person issued a press release announcing the expiration of its offer to purchase all outstanding shares of the common stock of Global Motorsport Group, Inc. at 12:00 midnight, New York City time, on Friday, October 30, 1998, without the purchase of any shares under such offer. The Reporting Person's press release is set forth as Exhibit 14 hereto and is hereby incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

        Item 7 is hereby amended to add the following:

           14. Press release issued by the Reporting Person on November 2, 1998.

                                    SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: November 3, 1998


                                            GOLDEN CYCLE, LLC


                                            By: /s/ Roger Grass
                                                -------------------------------
                                                Roger Grass
                                                Vice President and Treasurer

                                  EXHIBIT INDEX

Exhibit No.       Description
-----------       -----------
    14            Press release issued by the Reporting Person on November 2,
                  1998.